United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2015

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐   No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

On October 15, 2015, at 9:30am, met, extraordinarily, at the head office of Vale S.A. (“Vale”), at Avenida Graça Aranha No. 26, 19th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Messrs. Dan Conrado - Chairman of the Board, Gueitiro Matsuo Genso, Oscar Augusto de Camargo Filho and, by conference call, Sérgio Alexandre Figueiredo Clemente — Vice-Chairman, Marcel Juviniano Barros, Fernando Jorge Buso Gomes, Tarcísio José Massote de Godoy, Alberto Ribeiro Guth, Lucio Azevedo, and the alternates Mrs. Yoshitomo Nishimitsu and Victor Guilherme Tito, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “PAYMENT OF THE SECOND INSTALLMENT OF SHAREHOLDER REMUNERATION - 2015 — In compliance with Vale’s Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on September 28, 2015, the Board of Directors, upon the Fiscal Council favorable report, as mentioned by the member of the Fiscal Council Mr. Aníbal Moreira dos Santos, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law, approved the payment, as of October 30, 2015, of the second installment of shareholder’s remuneration for 2015 in the form of dividends, in the total amount of R$1.925.350.000,00, equivalent to R$0,373609533  per outstanding common or preferred shares issued by Vale. The remuneration will be paid based on the reservations of accumulated profits, according the balance sheet of June 30, 2015. All investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&FBovespa is October 15, 2015. The record date for the holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 20, 2015 and for the holders of Hong Kong Depositary Receipts (“HDRs”) traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on October 20, 2015. Vale shares and ADRs will be traded ex-dividend on BM&FBovespa, Euronext Paris and NYSE as of October 16, 2015 and HDRs on the HKEx as of October 19, 2015.” I certify that the above resolution was taken from the minutes recorded in the Book of Meetings of the Board of Directors of the company.

Rio de Janeiro, October 15, 2015.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: October 15, 2015		Director of Investor Relations